FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Leiker Loren M.	2. Issuer Name and Ticker or Trading Symbol EOG Resources, Inc. (EOG)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President Exploration and Development
(Last) (First) (Middle) 333 Clay, Ste. 4200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/31/02
(Street) Houston, TX 77002		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock - Phantom	2/12/02		A	3,473	A	$32.40	15,334	D
Common Stock	1/26/00		F	2,948	D	$15.81
Common Stock	1/26/00		F	2,730	D	$15.81
Common Stock	6/28/02		A	328	A	$32.38
Common Stock	12/31/02		A	323	A	$32.90	55,331	D
Common Stock							1,761	I	401(k) Plan
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Non-Qualified Stock Options (right to buy)	$33.66	8/7/02		A	60,000		8/7/02(1)	8/7/12	Common Stock	60,000		60,000	D
Explanation of Responses: (1) The option becomes exercisable in 20 percent increments beginning on grant date and on each of the next four anniversaries.
By: /s/ LOREN M. LEIKER Loren M. Leiker **Signature of Reporting Person	2/11/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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                        POWER OF ATTORNEY

Know  all  by  these  presents, that the  undersigned,  Loren M.

Leiker,  hereby constitutes and appoints each of Barry  Hunsaker,

Jr.,  Patricia  L. Edwards and Vickie L. Graham, signing  singly,

the undersigned's true and lawful attorney-in-fact to:

  (1)  execute  for and on behalf of the undersigned,  in  the undersigned's capacity as an officer and/or director of  EOG

  Resources, Inc. ("Company"), Forms 3, 4, and 5 in accordance with  Section 16(a) of the Securities Exchange Act  of  1934 and the rules thereunder;

  (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to  complete and  execute any such Form 3, 4, or 5, complete and  execute any  amendment or amendments thereto, and timely  file  such

  form   with  the  United  States  Securities  and   Exchange

  Commission and any stock exchange or similar authority; and

  (3)  take  any  other  action  of  any  type  whatsoever  in connection with the foregoing which, in the opinion of  such attorney-in-fact, may be of benefit to, in the best interest of,  or  legally  required  by, the  undersigned,  it  being understood  that the documents executed by such attorney-in-

  fact on behalf of the undersigned pursuant to this Power  of

  Attorney shall be in such form and shall contain such  terms and  conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The  undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever  requisite, necessary, or proper to  be  done  in  the exercise of any of the rights and powers herein granted, as fully to  all intents and purposes as the undersigned might or could do if  personally  present,  with  full  power  of  substitution  or

revocation,  hereby  ratifying  and  confirming  all  that   such

attorney-in-fact,  or  such  attorney-in-fact's   substitute   or

substitutes, shall lawfully do or cause to be done by  virtue  of this  power of attorney and the rights and powers herein granted.

The  undersigned  acknowledges that the  foregoing  attorneys-in-

fact,  in  serving  in  such  capacity  at  the  request  of  the undersigned,  are not assuming, nor is the Company assuming,  any of  the undersigned's responsibilities to comply with Section  16 of the Securities Exchange Act of 1934.

This  Power  of  Attorney shall remain in full force  and  effect until  the undersigned is no longer required to file Forms 3,  4,

and   5  with  respect  to  the  undersigned's  holdings  of  and transactions in securities issued by the Company, unless  earlier revoked by the undersigned in a signed writing delivered  to  the foregoing attorneys-in-fact.

IN  WITNESS  WHEREOF, the undersigned has caused  this  Power  of

Attorney to be executed as of this 10 day of  September, 2002.

Signature:   /S/LOREN M. LEIKER

Print Name: Loren M. Leiker